Emerge Energy Services LP
5600 Clearfork Main Street, Suite 400
Fort Worth, Texas 76109

February 8, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Pam Howell, Staff Attorney

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Re:                             Emerge Energy Services LP

Form 10-K for the fiscal year ended December 31, 2017

Filed March 1, 2018

File No. 001-35912

Ladies and Gentlemen:

This letter sets forth the responses of Emerge Energy Services LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 28, 2019 (the “Comment Letter”) with respect to the Form 10-K for the Partnership’s fiscal year ended December 31, 2017, filed by the Partnership on March 1, 2018 (the “10-K”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions correspond to the 10-K, and all capitalized terms used but not defined herein have the meaning given to such terms in the 10-K.

Form 10-K

Our Business, page 5

1.              Proven and probable reserves are disclosed for your San Antonio property.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).  To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:  The Partnership respectfully advises the Staff that it is providing copies of the requested supplemental information. Pursuant to Rule 12b-4 of the Exchange Act, such copies shall not be deemed to be filed with, or a part of or included in, the 10-K. Additionally, pursuant to Rule 12b-4 under the Exchange Act, the Partnership requests that the Staff return copies of such materials to the Partnership.

2.              Please disclose the frac sand price you use to calculate your reserves within or adjacent to your reserve tables.

Response:  The Partnership acknowledges the Staff’s comment, and confirms that it will disclose the frac sand price used to calculate the Partnership’s reserves within or adjacent to the reserve tables in the Form 10-K for the Partnership’s fiscal year ended December 31, 2018.

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Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

Emerge Energy Services LP

By:	/s/ Deborah Deibert
Deborah Deibert
Chief Financial Officer

Cc:                             Ryan J. Maierson, Latham & Watkins LLP

Trevor Lavelle, Latham & Watkins LLP